EXHIBIT 16

December 10, 2003

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

RE: File No. 0-10294

Ladies and Gentlemen:

We were previously engaged as the principal accountants for SYS Technologies (the “Company”) and on August 26, 2003, except for Note 4 as to which the date was September 22, 2003, we reported on the consolidated financial statements of the Company and its subsidiaries as of June 30, 2003 and 2002 and for the years then ended. On December 10, 2003, we were informed that we were dismissed as the principal accountants for the Company. We have read the Company’s statements included pursuant to Item 4 in its Form 8-K Current Report dated December 10, 2003. At the request of the Company, we hereby state that we agree with the statements included in the third, fourth and fifth paragraphs of Item 4 that relate to our Firm.

/s/ J.H. COHN LLP
J.H. COHN LLP